CTC Media, Inc.

15A Pravda Street

Moscow, Russia, 125124

Tel: +7 (495) 785 6333

Fax: +7 (495) 785 6349

www.ctcmedia.ru

August 2, 2010

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention:  Larry Spirgel

100 F Street, N.E.

Washington, D.C.  20549

Re:          CTC Media, Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Filed March 1, 2010
File No. 000-52003

Dear Mr. Spirgel:

This letter is in response to comments numbered 2–4 of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in its letter dated July 7, 2010 (the “Comment Letter”) to Mr. Boris Podolsky, Chief Financial Officer of CTC Media, Inc. (the “Company” or “we”), relating to the Company’s Form 10-K filed on March 1, 2010 (the “Form 10-K”) and the Company’s definitive proxy statement on Schedule 14A filed on April 1, 2010 (the “Proxy Statement”).

Our response to comment no. 1 of the Comment Letter was provided to the Staff in a letter from our counsel, Trisha Johnson of WilmerHale, dated July 26, 2010 (the “July 26, 2010 Letter”).

The responses below are keyed to the numbering of the comments in the Comment Letter.

Item 7 — Management’s Discussion and Analysis of Financial Condition and Result of Operations

Critical Accounting Policies

Accounting for acquisitions: goodwill and Intangible assets, page 44

2.                                      We note your response to our comment three in our letter dated May 13, 2010. Please describe for us in more detail the method and significant assumptions you use to determine the fair value of your broadcasting licenses. In your response please also address the following:

a.      Discuss how your free cash flow model isolates the cash flows associated with broadcasting licenses.

b.      Tell us why you believe this approach represents a direct value method of determining fair value.

c.       Compare and contrast the method used to estimate the fair value of broadcasting licenses to the method used to estimate the fair value of a reporting unit for the goodwill impairment test.

d.      Discuss the consideration you gave to using a hypothetical build-up or start up method to estimate the fair value of licenses.

Response

All available broadcasting frequencies in Russia and the corresponding licenses for those frequencies are already held by existing companies. New licenses are not granted by the government due to a natural capacity limitation of broadcasting frequencies. Therefore, the only means to increase free to air technical penetration for any Russian channel with a national presence, such as CTC, is to acquire regional stations which hold these existing broadcasting licenses.

Generally regional stations are acquired for the sole purpose of acquiring a broadcasting license for that city or region, as the other assets they hold (mainly fixed assets and, for some stations, various existing contracts) are not significant in value in most cases. Moreover, because national and regional advertising in Russia is generally placed by sales houses rather than sold directly by the broadcaster to the advertisers, there is no value attributable to advertising contracts or workforce in connection with these regional station acquisitions.  The broadcasting license and any additional assets of the acquired station are valued at their respective fair values at acquisition. Based on the above factors, the cash flows generated by a particular station are almost entirely generated by the use of the license. Cash flows from all other assets are usually not material.

To determine the fair value of our licenses, we look to ASC 820-10-35-2, “Fair Value Measurement and Disclosures”.  According to this guidance, the fair value of an asset represents a price that would be received to sell the asset in an orderly transaction between market participants at the measurement date, where market participants are buyers in the principal (or most advantageous) market. We consider the market participants for broadcasting licenses in Russia to be Russian television channels with a national presence. These channels are generally actively seeking to acquire companies that hold regional broadcasting licenses to increase their broadcasting technical penetration in order to increase audience share and thereby increase advertising revenues.  On average, the technical penetration of the Russian national channels is 69% (excluding three government-owned channels described below).

Due to legal restrictions imposed by the Russian government which limit direct foreign ownership of TV businesses in Russia, we do not consider foreign companies as potential direct participants in the broadcast license market (but we would consider Russian companies that are held by foreign companies as potential market participants).  Also, we exclude from the list of potential market participants government-owned channels because their technical penetration rates are such (over 95%) that they do not need to acquire additional regional stations to gain access to additional broadcasting licenses. The number of market participants for a particular region is further limited by the fact that some Russian national channels already hold broadcasting licenses that cover that region and therefore would not have an interest in acquiring a station that holds a broadcasting license for that region. These exclusions from the market participants group apply to all assumptions used in our fair value analysis described below.

Below are responses to the Staff’s specific inquiries:

a.   Cash-flows

Our regional stations generally hold one license and generate cash flows for us on both the Television Station Group (regional) level and the network (national) level.  Regional stations broadcast local customized advertising during designated windows in the daily network broadcasting schedule generating cash flows at the Television Station Group level.  If the regional station also broadcasts in a city which is included in the TNS Gallup(1) panel then that broadcast also serves to increase the national audience share of our network thereby increasing the revenue that we generate from the national advertising that we broadcast. Generally, when we acquire a new broadcasting license (through the acquisition of a regional station) in a region where we were not previously broadcasting, this immediately increases our cash flows both at the Television Station Group level and, because we only generally buy regional stations that have broadcasting licenses that cover cities in the TNS Gallup panel, it also increases cash flows at the network level because of the additional technical penetration. These cash flows are used to determine the fair value of the license.

We believe that a similar approach to acquisitions is used by other market participants. In developing an estimate for future cash flows generated by a broadcasting license, we consider

(1)           TNS Gallup is an independent market research company that publishes TV broadcasting data about the Russian market. Russian television viewing data, including ratings, audience share and related metrics, are currently gathered by TNS Gallup.

the perpetual cash flow streams generated by a station from both the sale of local advertising time (when applicable) and the impact on a network’s cash flows, each as adjusted for an average market participant (discussed below). We believe other market participants also consider expected cash flows to be perpetual in their analysis of license values.

Advertising revenues depend on a number of factors, such as audience share, the sellout level of advertising, the price that advertisers are willing to pay for advertising on a particular channel and at a particular time, and the technical penetration of a channel in a particular city. Because these factors are different for different market participants, the expectations of the revenues that a particular market participant would achieve might be different from that of another market participant.  As a result, the price that such market participants would pay for a particular license would be different. Thus, to arrive at an estimate of an average market participant’s assumptions, we adjust our own assumptions to those of the average market participant, based on the average audience share of existing market participants compared to our audience shares. We also adjust our projections of our network’s revenues to reflect the linear increase in revenue in relation to the projected increase in the advertising market, in order to isolate the effect of greater prices that advertisers are ready to pay for advertising on our channels as compared to other channels.

A market participant’s level of presence in various cities is different due to the different levels of technical penetration of the channels in those cities. As a result, we believe that the importance of a particular city is different for each channel depending on their existing presence in that city. Thus, to arrive at the share of a network’s cash flows generated by such city for an average market participant, we assume an average technical penetration for all market participants. In addition, when considering market participants whose overall size is smaller than ours, we adjust the cost of capital to reflect the ability of such a market participant to invest in the licenses.

We believe this overall methodology is consistent with the manner in which Russian television channels with a national presence look at the business of TV stations, and with the way station acquisition decisions are made by our management. During an acquisition, the residual excess of the purchase price over the estimated fair values of the license and other net assets acquired is allocated as goodwill.

b.   Direct value method

Based on the factors noted above, we believe the cash flows used in our valuation and impairment model relate solely to the use of broadcasting licenses by a hypothetical marketplace participant, which represents a direct value method of determining fair value prescribed by Topic 805-20-S99.

c. Fair value of broadcasting licenses versus fair value of the reporting unit

The main difference in the methods we use to estimate the fair value of a broadcasting license as compared to the entire reporting unit is that for a license, as discussed above, we use the direct method with cash flows that an average hypothetical market participant would receive from the use of such license. On the other hand, the fair value of a reporting unit that has a broadcasting license on its balance sheet is determined (i) based on the cash flows related to all the assets of such reporting unit and (ii) using assumptions specific to our company (not an average market participant) considering the benefits and synergy that we, as a particular holding company with a particular management structure and business plan, would receive from a particular reporting unit.

d.   Hypothetical build-up or start up method

We have considered and evaluated whether a hypothetical build-up or start up method to estimate the fair value of licenses would be an appropriate fair value method in our circumstances. The number of broadcasting licenses in Russia is, however, currently limited to those which are already held by existing companies and the government has not indicated that it will be making any additional licenses available. Thus, the only way a company can acquire a license is to buy another company that already has a license. We also believe that because of the low capital expenditure and minimal necessary start-up cash flows for the license, the hypothetical build-up method is not an appropriate valuation method for our broadcasting licenses. For these reasons, we consider the direct cash flow method described above to be a better valuation method to use in determining the fair value of our broadcasting licenses.

3.                                      We note your response to our comment three in our letter dated May 13, 2010. You identify certain licenses that are at risk of impairment since the fair value of each license equals its carrying value. But it is unclear whether the remaining licenses are not at risk of impairment. Please disclose, if true, that the remaining licenses are not at risk of impairment. Otherwise, for each unit of accounting that faces substantial risk of impairment, please disclose the carrying amount of the license and the percentage by which fair value exceeded (or equaled) carrying value as of the most recent impairment test date.

Response

Other than the broadcasting licenses listed in the table on page 22 of our letter to the Staff dated June 18, 2010, our broadcasting licenses were not at risk of impairment.  In future filings, we will include specific disclosure that identifies those broadcasting licenses at risk of impairment and those that are not.

4.                                      We note your response to our comment six in our letter dated May 13, 2010. Please provide the following information to help us understand your evaluation of the estimated useful lives of television broadcasting licenses:

a.    Describe in reasonable detail the procedures for obtaining the renewal of a television broadcasting license in Russia.

b.    Discuss the conditions or requirements for the renewal of broadcasting licenses and the circumstances that could result in the cancellation or non-renewal of a license.

c.    Discuss in detail your historical experience with license renewals, including the number of licenses you have submitted for renewal in the last five years and since you commenced television operations in 1994.

d.    For entities that you acquired during the last five years, discuss the renewal experience of those entities prior to the acquisition date, if known.

e.    Discuss the regulatory, political and economic environment in Russia. Explain how it has affected the renewal process in prior years and discuss the factors you considered in concluding that it is a stable environment at January 1, 2008.

f.     Tell us whether you are aware of any television licenses held by others that have not been renewed at the end of the term or have been cancelled.

g.    We note the disclosures in the risk factors at page 18 through 21 that address circumstances where your broadcasting licenses may be terminated or not renewed. For example, in the risk factor labeled “Restrictions on foreign involvement in the television business in Russia could potentially be amended or interpreted in such a way as to result in our loss of necessary licenses…” you disclose, it is possible that Russian governmental authorities could suspend or revoke broadcasting licenses or permits held by your networks and your owned-and-operated stations, or fail to renew any such licenses. Also, in the risk factor “The loss of licenses, or the failure to comply with the terms of licenses, could have an adverse affect on our business...” you disclose that your affiliates have not always been in compliance with all the requirements of their licenses or obtained all the licenses necessary for broadcasting. Tell us how you considered these factors in your evaluation of the estimated useful life of licenses.

Response

a. Renewal procedures

The renewal of television broadcasting licenses in Russia is governed by the Federal Law “On Licensing on Some Type of Businesses” and procedures established by the Federal Oversight Committee in the Area of Mass Media Communications and Information Technologies (the “Media Committee”).  Under these laws, to obtain a renewal of a television broadcasting license, a company needs to submit to the Media Committee the following documentation three months before the expiration date of the current broadcasting license:

•                  a formal cover letter;

•                  an application form;

•                  a copy of the current license;

•                  proof of payment of 200 rubles (approximately $7) for renewal of the license;

•                  a description of the programming concept, which represents a structure of the programming broadcast by type (sports, entertainment, children, etc.) in proportion to total airtime. Such concept should be consistent with concept approved in the current license;

•                  an extract from the Unified Federal Register of Legal Entities — obtained to prove that there were no changes to the charter documents of the applicant company. If there were any changes to the charter documents, such changes, as approved by the tax inspectorate, must be submitted as well;

•                  an extract from the shareholder register of the applicant company to demonstrate that it complies with the foreign ownership laws applicable to companies holding broadcast licenses; and

•                  a certificate of registration as a mass media for the applicant company.

Under current Russian law, if the renewal application is complete and in order, the new license is required to be issued in about one and a half to two months after submission of the renewal documentation outlined above.   If the ownership of the applicant company has changed (as evidenced by the share register that is included in the renewal application) such that the ownership is no longer in compliance with Russia’s foreign ownership laws as it relates to television broadcasting licenses, renewal of the license will be denied. The usual term for a broadcasting license is five years.

Prior to the time when the new legislation and regulations discussed above became fully established and operational, the process by which a license was renewed was subject to relatively broad government discretion. Largely because of that discretion, we had included in our risk factor disclosure on page 22 of the Form 10-K the risk factor entitled “The inability of our affiliates to renew existing licenses upon expiration of their terms could result in the loss of audience share”.  Given the change in the law, we believe it is appropriate to delete this risk factor and have done so in the Form 10-K/A that was included as an attachment to the July 26, 2010 Letter (the “Form 10-K/A”).

b. Cancellation of licenses

As of January 1, 2008 when we implemented the change in the estimated useful lives of our broadcasting licenses, there were restrictions on licenses that could serve as grounds for which a license could be suspended, such as a failure to broadcast a minimum amount of locally produced programming. We considered such restrictions when assessing our accounting policy change.  As compliance with such restrictions was not difficult and was under our control, we concluded that these restrictions should not affect the life of the broadcasting license.

Based on current Russian legislation, a broadcasting license can be suspended only if a company is broadcasting programming outside of the programming concept described in the relevant license. The process of suspending of a broadcasting license by the government is as follows:

•                  The Media Committee can perform a compliance audit on a company to ensure compliance with the programming concept as set out in the license. This is generally done once in any three-year period;

•                  If noncompliance is found, such company is given a certain period of time to correct the noncompliance. If such company does not correct the noncompliance, the case is taken to court and the license can be suspended based on the decision of the court. The suspension is active until such company corrects the noncompliance.

We have been subject to several compliance audits and have never been cited for a compliance violation.

Our disclosure in the risk factor on page 21 of the Form 10-K under the caption “The loss of licenses, or the failure to comply with terms of licenses, could have an adverse affect on our business” inadvertently continued to reference the fact that our broadcasting licenses contained restrictions that were no longer in effect.  In the Form 10-K/A, we have amended this risk factor to reflect that these requirements have been eliminated.  Please see page 8 of the Form 10-K/A.

c.  Our experience with license renewals

In the past five years and since we commenced broadcasting operations in 1994, we have submitted for renewal approximately 10 and 30 licenses, respectively. We have never been denied a renewal request.

d.   Renewal experience of acquired companies

With respect to entities that we have acquired in the past five years, we are not aware of any problems encountered by these entities in their renewal of broadcasting licenses prior to our acquisition of them.

e.  Russian regulatory, political and economic environment

Cumulative changes over a period of time in the political, regulatory and economic environments in Russia were material to our determination that we had a proper basis for concluding an indefinite life for our licenses as at January 1, 2008.  More specifically, these changes cumulated in the State Duma (parliamentary) elections in December 2007, which reinforced the perception of overall political stability in Russia. After this election, “United Russia”, Russia’s largest political party which was supported by then President Vladimir Putin, continued to have the qualified majority of votes in the State Duma. These elections helped to ensure stability in regulatory matters. By 2008, several key laws, such as the Communications Law, the Mass Media Law and the Advertising Law became effective and operational, providing a defined regulatory framework for the television broadcasting industry. On the economic front, the Russian economy had exhibited positive trends. The gross domestic product was increasing and the local currency was strengthening and stabilizing. Importantly for the television industry, total spending on television advertising increased from $2,330 million in 2005, to $3,160 million in 2006, to $4,397 million in 2007.  It was these positive developments in the political, regulatory and economic environments, coupled with our history of successful license renewals, rather than any actual evidence of risk of non-renewal of licenses prior to these positive developments, that provided us with the basis to conclude that our broadcasting licenses were indefinite-lived assets as at January 1, 2008.

f.   Non-renewal of third party television licenses

In the past (before 2008), NTV and TV-6 experienced what could be characterized as politically motivated actions, including efforts to effect changes of control and suspend or revoke their broadcasting licenses. As a result of these actions TV-6, which became TVS, is no longer broadcasting. We are not aware of any other television broadcasting licenses held by third parties that have not been renewed at the end of their terms or have been cancelled.  We believe that our focus on entertainment, and the fact that we broadcast entertainment and celebrity news, but do not generally offer “hard” news, commentary or analysis on our networks, lessens the risk of provoking politically motivated actions. As illustrated above, we, consistent with other market participants, currently have a market expectation of the renewal of licenses and therefore presume cash flows into perpetuity when evaluating the purchase of licenses.

g.   Risk factor disclosure

In regards to the risk factors highlighted by the Staff in their comment, we have included in the Form 10-K the disclosure in the risk factors because we believe that investors should be made aware that the licensing environment that we operate in differs in certain respects from that of US or Western European television companies.  After careful consideration of these factors, however, we have come to the conclusion that the likelihood that these factors would have a negative impact of the terms of our broadcasting licenses did not warrant any changes in how we have estimated the useful lives of our broadcasting licenses for accounting purposes.

*              *              *

If you have any questions or comments regarding this response letter, please do not hesitate to contact me on +7 495 785 6350 or by email at bpodolsky@ctcmedia.ru.

Very truly yours,

/s/ Boris Podolsky
Boris Podolsky
Chief Financial Officer

cc:           Securities and Exchange Commission

Gopal Dharia

Terry French

Reid Hooper

CTC Media, Inc.

Anton Kudryashov, Chief Executive Officer

Anna Poutko, Chief Accounting Officer